Exhibit 12.1

DYNEGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

The following table presents our ratio of earnings to fixed charges for the periods indicated:

	Successor				Predecessor
				October 2	January 1
	Three Months	Year Ended	Year Ended	Through	Through
	Ended March	December 31,	December 31,	December 31,	October 1,	Year Ended December 31,
	31, 2015	2014	2013	2012	2012	2011	2010
Earnings available for fixed charges, as defined:
Income (loss) from continuing operations before income taxes	$(181)	$(268)	$(417)	$(113)	$121	$(575)	$(453)
Less: Net income (loss) attributable to noncontrolling interest	(1)	6	—	—	—	—	—
Less: Undistributed earnings (losses) from continuing operations	—	—	—	—	—	—	(62)
Add: Fixed charges excluding capitalized interest	132	227	104	16	98	476	462
Earnings available for fixed charges, as defined	$(48)	$(47)	$(313)	$(97)	$219	$(99)	$71
Fixed charges, as defined:
Interest expense and other financing costs, including loss on extinguishment of debt	$132	$226	$102	$16	$97	$360	$363
Capitalized interest	3	9	2	—	5	12	15
Estimated interest cost within rental expense	—	1	2	—	1	116	99
Fixed charges, as defined	$135	$236	$106	$16	$103	$488	$477

Ratio of earnings to fixed charges	— (a)	— (a)	— (a)	— (a)	2.13	— (a)	—	(a)

(a) For the three months ended March 31, 2015, the years ended December 31, 2014 and 2013, the period from October 2 through December 31, 2012 and the years ended December 31, 2011 and 2010 earnings were insufficient to cover fixed charges by $183 million, $283 million, $419 million, $113 million, $587 million and $406 million, respectively.